UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 8-K

CURRENT REPORT

Date of Report (Date of earliest event reported) November 12, 2004

IDAHO GENERAL MINES, INC.
(Exact name of registrant as specified in its charter)

Idaho	000-50539	91-0232000
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	File Number)	Identification No.)

10 N. Post St., Suite 610
Spokane, WA 99201   99201
(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (509) 838-1213

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01 ENTRY INTO MATERIAL DEFINITIVE AGREEMENT

On November 12, 2004 Idaho General Mines, Inc. entered into an Option Agreement with Mt. Hope Mines, Inc., a Colorado Corporation. Pursuant to the terms of the Agreement, Idaho General Mines, Inc has been granted an exclusive one-year option to lease Mount Hope's previously drilled molybdenum deposit consisting of 13 patented claims and 109 unpatented claims in Eureka County, Nevada. The option is exercisable for a period of one-year and upon exercise, grants Idaho General Mines, Inc. a 30-year lease to access, explore, develop and, if warranted, mine the property. As consideration for entering into the Option Agreement, Idaho General Mines, Inc. paid Mt. Hope Mines, Inc., $175,000 and granted Mt. Hope Mines, Inc. 500,000 shares of Idaho General Mines, Inc. common stock and warrants, exercisable for a period of seven years, to acquire up to 500,000 shares of Idaho General Mines, Inc. common stock at a price of $0.80 per share. A finders' fee in the amount of $150,000 is payable by the Company to an unaffiliated third party.

ITEM 3.02 UNREGISTERED SALES OF SECURITIES.

On November 17, 2004 the Company concluded a private placement offering of 2,700,000 Units of the Company's $0.001 par value common stock at a price of $0.40 per Unit. Each Unit consisted of one Share of Common Stock and one Common Stock Purchase Warrant, exercisable for twenty-four months from the date of issuance, to purchase one additional Share. The exercise price of the Common Stock Purchase Warrant is $0.80 per Share. .

The Units were offered for sale on a "Best Efforts" basis by the Company's officers and directors, by Pennaluna & Company, Coeur d' Alene, Idaho and by Aegis Capital Corp., Valley Stream , New York. A total of 2,700,000 Units were sold resulting in gross proceed of $1,080,000. After payment of sales commissions in the amount of $89,000 the Company received net proceeds of $991,000.

The securities were offered pursuant to exemptions from registration under Section 4(2) of the Securities Act of 1933, as amended, and Rule 506 of Regulation D. There were a total of 48 purchasers, 45 of whom were accredited and 3 of whom were unaccredited. A legend was placed on each certificate indicating that the shares had not been registered and were restricted from resale.

ITEM 5.03 AMENDMENT TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGES IN FISCAL YEAR.

On November 16, 2004 the Board of Directors unanimously consented to amend the Articles of Incorporation of the Company. The amendment reclassified 10,000,000 shares of the Company's authorized no par value Preferred Stock into 10,000,000 shares of $0.001 par value Series A Preferred Stock. This amendment to the Articles of Incorporation does not require shareholder approval

ITEM 9.01 - FINANCIAL STATEMENTS AND EXHIBITS

(c) Exhibits

     3.1 - Articles of Amendment of Idaho General Mines, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IDAHO GENERAL MINES, INC.

     /s/ Robert L. Russell

By:_____

     Robert L. Russell, President

Date: November 17, 2004

Exhibit (3) (i)

ARTICLES OF AMENDMENT
OF
IDAHO GENERAL MINES, INC.

Pursuant to the provisions of the Idaho Business Corporation Act, Title 30 Chapter 1 Part 10, the following Articles of Amendment to Amended and Restated Articles of Incorporation are submitted for filing to amend Article IV - Authorized Capital Stock to reclassify the Preferred Stock as set forth herein.

AMENDED ARTICLE IV

The authorized capital stock of the corporation shall consist of two classes of stock, designated as Common Stock and Series A Preferred Stock.

The total number of shares of Common Stock that the corporation shall have authority to issue is Two Hundred Million (200,000,000). The shares shall have $.001 par value. All of the Common Stock authorized herein shall have equal voting rights and powers without restrictions in preference.

The total number of shares of Series A Preferred Stock that the corporation will have authority to issue is Ten Million (10,000,000). The Series A Preferred Stock shall have $.001 par value and be entitled to preference over the Common Stock with respect to the distribution of assets of the corporation in the event of liquidation, dissolution, or winding-up of the corporation, whether voluntarily or involuntarily, or in the event of any other distribution of assets of the corporation among its shareholders for the purpose of winding-up its affairs. The authorized but unissued shares of Series A Preferred Stock may be divided into and issued in designated sub-series from time to time by one or more resolutions adopted by the Board of Directors. The Directors in their sole discretion shall have the power to determine the preferences, limitations and relative rights of each series of Series A Preferred Stock within the limits set forth in Section 30-1-601 of the Idaho Business Corporation Act.

Pursuant to Section 30-1-1005 of the Idaho Business Corporation Act, this Amendment has been approved by the Idaho General Mines, Inc. Board of Directors. No shareholder approval is required for this Amendment.

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be executed on this ___ day of November, 2004.

IDAHO GENERAL MINES, INC.

/s/ Robert L. Russell
By _____
Robert L. Russell, President